       1                                         File Number 70-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


FORM U-1


DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199


Names and addresses of agents for service:

			D. M. WESTFALL, Senior Vice President,
			   Financial
			Consolidated Natural Gas Company
			CNG Tower
			625 Liberty Avenue
			Pittsburgh, Pennsylvania  15222-3199

			N. F. CHANDLER, General Attorney
			Consolidated Natural Gas Service Company, Inc.
			CNG Tower
			625 Liberty Avenue
			Pittsburgh, Pennsylvania 15222-3199



			With a copy to:

			GARY W. WOLF, Esq.
			Cahill Gordon & Reindel
			Eighty Pine Street
			New York, NY  10005

                                                            File Number 70-


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM U-1

DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Item 1.  Description of Proposed Transaction
         ___________________________________

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.


I.  INTRODUCTION
    ____________
	Consolidated Natural Gas Company (the "Company" or "Consolidated"), is a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("Act"), and is in the business of owning and holding all of the outstanding securities (except for certain indebtedness of a distribution company acquired in 1990) of sixteen companies principally in the natural gas business. The said subsidiary companies are engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations.

II.  BACKGROUND FOR PROPOSED STOCK RIGHTS DIVIDEND
     _____________________________________________

	Unsolicited attempts to acquire public companies have required boards of directors and their stockholders to make difficult decisions affecting the value, and on occasion the existence, of companies within extremely short time periods. Such takeover attempts often occur when a company is particularly vulnerable and when its board has determined that the company's inherent long term values are inadequately recognized by the marketplace. Many of these attempts have involved partial or two-tiered offers, the breakup of the corporate structure and sale of assets, or have taken the form of creeping acquisitions of stock that deprive stockholders of participation in a control premium.
	The changing regulatory environment (including the possible repeal or amendment of the Act) suggests that public utility holding companies, such as the Company, and their stockholders are losing to some degree the regulatory protection against hostile acquisitions that they formerly had. Recent significant developments in the utility industry have also resulted in increased takeover activity, including hostile or other unwanted takeover bids, further indicating that the Company's stockholders may be at risk of losing the long-term value of the Company.
	Additionally, the natural gas business in which Consolidated and its subsidiaries engage is of a highly cyclical nature. Earnings from sale of natural gas and related service will vary from season to season and from year to year, depending upon such variables as the commodity price of gas, the average temperature over a given reporting period and the impact of competition from other energy forms such as electricity, the price and availability of which is being influenced by emerging new trends in the power industry. These variations in industry factors can influence the price of Consolidated's common stock, $2.75 par value per share ("Common Stock"), in publicly traded markets. During periods when temporarily negative gas industry factors are present, holders of Common Stock could become vulnerable to takeover attempts at prices lower than those which would be available following the passage of the downside cycle.
	Shareholder rights plans have become widely accepted means to maximize shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic proposals. Such a plan would encourage potential acquirers to negotiate with the Board of Directors of Consolidated ("Board") and assist it in obtaining the highest value for the Company's shareholders, especially in a hostile or unwanted takeover situation. A shareholder rights plan may enhance the probability that a competing bid will emerge. Over 1,700 American public companies have adopted rights plans, including more than half the Fortune 500, more than two-thirds of the Fortune 200 and at least 28 public utility companies.
	The plan may in certain circumstances permit the Board to thwart an inadequate offer. A shareholder rights plan would also provide the Board with a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and would enable the Board to provide holders of Common Stock adequate time to properly assess a takeover bid without undue pressure.
	A shareholder rights plan would not make Consolidated acquisition-proof nor preclude a proxy contest. The fiduciary duties of the Board under Delaware law would still require the Board to consider an offer that gives maximum long-term value to all holders of Common Stock and could, under appropriate conditions, require the Board to redeem the rights and allow the transaction to proceed.

III.  DESCRIPTION OF RIGHTS TO PURCHASE COMMON STOCK
      ______________________________________________


	General
	_______

	The Board proposes to declare a dividend distribution of one right ("Right") for each outstanding share of Common Stock to shareholders of record at the close of business on a record date ("Record Date") yet to be established. As of June 30, 1995 there were 93,270,609 shares of Common Stock outstanding. The detailed description and terms of the Rights will be set forth in a Rights Agreement ("Agreement") to be between Consolidated and Society National Bank, as Rights Agent ("Agent"). A draft of the Agreement is filed as Exhibit A-3. Each Right would entitle the registered holder to purchase from Consolidated one-half of one share of Common Stock at a price of $175 per share ("Purchase Price"), being $87.50 per half share, subject to adjustment.



	Distribution Date; Transfer of Rights
	_____________________________________

	Until the earliest to occur of (i) ten days following the date ("Shares Acquisition Date") of the public announcement that a person or affiliated group ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or
(ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. Until the Distribution Date, the Rights will be transferred only with the Common Stock, and new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
	The Rights are not exercisable until the Distribution Date. As in the case with most right plans which are in place, the Rights will expire at the close of business on the tenth anniversary of the Record Date, unless earlier redeemed or exchanged by Consolidated as described further herein.


	Exercise of Rights
	__________________

	In the event that a person becomes an Acquiring Person at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of Consolidated) having a value equal to two times the Purchase Price of the Right then in effect. However, all Rights that are, or under certain circumstances were, beneficially owned by any Acquiring Person will be null and void.

	In the event that, at any time following the Shares Acquisition Date, (i) Consolidated is acquired in a merger or other business combination transaction, or (ii) 50% or more of Consolidated's assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.

	Adjustments to Purchase Price
	_____________________________

	The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of the Common Stock or convertible securities at less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

	With certain exceptions, no adjustment in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment or (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and , in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

	Redemption and Exchange of Rights
	_________________________________

	At any time prior to 5:00 P.M. New York City time on the tenth day following the Shares Acquisition Date, Consolidated may redeem the Rights in whole, but not in part, at a price of $.01 per Right ("Redemption Price"), payable in cash or stock. Under certain circumstances set forth in the Agreement, the decision to redeem shall require the concurrence of a majority of the Independent Directors. An "Independent Director" means any member of the Board who was a member of the Board prior to the date of the Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Independent Directors, but shall not include an Acquiring Person or any representative thereof. Immediately upon the action of the Board electing to redeem the Rights, Consolidated shall make announcement thereof and the only right of the holders of Rights will be to receive the Redemption Price.

	At any time after a persons become an Acquiring Person, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, which become void), in whole or in part, at an exchange ratio of one share of Common Stock and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.
	Until a Right is exercised or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of Consolidated. While the distribution of the Rights will not be taxable to stockholders or to Consolidated, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of Consolidated or for the stock of the Acquiring Person.

	Amendments
	__________

	Any of the provisions of the Agreement may be amended by the Board without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, however, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board may also, with the concurrence of a majority of the Independent Directors, extend the redemption period for up to an additional 20 days.

IV.  AUTHORIZATIONS SOUGHT
     _____________________

	Consolidated herein seeks authorization to implement the shareholder rights plan as described in this application-declaration and embodied in the Agreement. This would include, among other actions permitted by the Agreement, the following transactions:

	The dividend distribution of the Rights

	The making of adjustments to the Purchase Price

	The sale and issuance of Common Stock or other
	Consolidated securities, or the transfer of other assets, upon exercise of the Rights

	The redemption of Rights and the issuance of Common
	Stock in connection therewith, and the issuance of Common Stock or other Consolidated securities, or the transfer of other assets, in exchange for Rights

	Amending of the Agreement as permitted by the terms thereof.


	(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.


	None.


	(c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.


	Not applicable.

	(d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.


	Not applicable.


Item 2.  Fees, Commissions and Expenses
         ______________________________

	(a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the proposed transactions will not exceed $150,000, including the $2,000 filing fee, $10,000 payable to Consolidated Natural Gas Service Company, Inc. for services on a cost basis (including regularly employed counsel) for the preparation of this declaration and other documents, $10,000 for the Agent's fees, $250 for the Form 8-A filing fee, $100,000 for outside counsel's fees, $25,000 for printing and mailing costs and $2,750 for miscellaneous other expenses.


	(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate Company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

	The charges of Consolidated Natural Gas Service Company, Inc., a Subsidiary service company, are for services on a cost basis (including regularly employed counsel) in connection with the preparation of this declaration on Form U-1, and other related documents and papers required to consummate the proposed transactions.


Item 3.  Applicable Statutory Provisions
         _______________________________

	(a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

	Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rule 42 under the Act are deemed to be applicable to the proposed dividend distribution of Rights, and any subsequent exercise or redemption of the Rights.
	While the Rights are technically a dividend on the Common Stock for corporate law purposes, in and of themselves they have no economic value and, therefore, are not a "dividend" out of capital or capital surplus for the purpose of Section 12(c) of the Act.
	Because there is no intent that the Rights ever become exercisable, they are regarded more appropriate as being in the nature of an addition to the rights of shareholders under Sections 6(a)(2) and 7(e) rather than as an issuance of securities under Section 6(a)(1) and 7(c) and (d). However, if such latter sections were to be regarded as applicable, then any issuance of the share of Common Stock pursuant to the Rights are deemed to meet the requirements of Section 7(c)(2)(D) and none of the negative findings required under Section 7(d) can be made.

	To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

	(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.


		Not applicable.


Item 4.  Regulatory Approval
         ___________________

	(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

		No State commission and no other Federal commission has jurisdiction over the proposed transactions.


	(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.


		None.

Item 5.  Procedure
         _________

	(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

	Consolidated requests that the Commission issue its order with respect to the proposed transaction by January 15, 1996.


	(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibits are made a part of this statement:

	(a)  Exhibits
	     ________

		A-1	Certificate of Incorporation of Consolidated, as restated.
			(Incorporated by reference to Exhibit A-1 to Form U-1,
			File No. 70-7811)

		A-2	Composite copy of Bylaws of Consolidated, as amended March 1,
			1993.
			(Incorporated by reference to Exhibit B to Form U5S,
			File No. 30-203, for the year ended December 31, 1992)

		A-3	Draft of Rights Agreement between Consolidated and Society
National Bank

		B-1	Legal Memorandum concerning Rights plan.

		F-1	Opinion of counsel.
			(To be filed by amendment)

		G	Proposed notice pursuant to Rule 22(f)


	(b)  Financial Statements
	     ____________________

		(Index included in financial statements annexed hereto.)


Item 7.  Information as to Environmental Effects
         _______________________________________

	(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

	As more fully described in Item 1(a), the proposed transactions subject to the jurisdiction of this Commission relate only to solicitation of proxies pertaining to a proposed stock incentive plan and involve no major federal action significantly affecting the human environment.

	(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.


		None.


SIGNATURES
__________

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

					        CONSOLIDATED NATURAL GAS COMPANY



					        By  D. M. Westfall
					            Senior Vice President, Financial


Date:  November 14, 1995